July 26, 2007

MAIL STOP 3561

via U.S. mail and facsimile

Sally A. Fonner
Stirling Acquisition Corporation
914 Curlew Road
Dunedin, FL 34698

> **Re: Stirling Acquisition Corporation**
> **Form S-1/A1 filed June 27, 2007**
> **File No. 333-142921**

Dear Ms. Fonner:

We have the following comments on your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

The Distribution, page 1

1. Please reconcile the third paragraph of this section with the third paragraph under "Acquisition Plan" on page 2 regarding whether or not the founders will sell their shares solely to owners of a target or, also, to other third parties that are directly involved in the acquisition transaction. Please ensure that the disclosure throughout the prospectus is complete in this regard.

Summary Financial Information – Balance Sheet Data, page 3

2. In the following locations reconcile the disclosure regarding (1) whether or not it is certain that you will receive the $40,000 and (2) whether or not the founders are legally obliged to loan you the $40,000: footnote 1 under this "Summary Financial Information" section; the "Dilution" section on page 13; footnote 1 under the "Capitalization" section on page 14; the second paragraph of the "MD&A – Financial Condition" section on page 15; and the first and last paragraphs of the "Plan of Operations" section on page 15.

Use of Proceeds, page 12

3. The revised disclosure in this section and other sections indicate that the pricing and other terms of the founders' shares transactions will be disclosed in the prospectus for the reconfirmation offering. However, in the third and fourth bullets under "Reconfirmation offering" you indicate that target shareholders and transferees of founders' shares will be asked to "execute definitive contracts" prior to the reconfirmation offering, presumably under a second prospectus. Please explain the basis for this procedure under the federal securities laws or revise your disclosure. In this regard, we also note the disclosure under "Plan of Distribution."

Proposed Business, page 16

4. We reissue prior comment number 13 from our letter dated June 13, 2007, wherein we requested that you discuss competition with Special Purpose Acquisition Companies ("SPAC's") and what it could mean for this offering. Please do so in this risk factor. Also provide a more detailed discussion in the "Business" section. See Item 101(c)(x) of Regulation S-K.

5. With respect to your bullets under "Shell companies" please note that a shell company may include a reporting company which has a specific business plan, if it otherwise meets the definition of a shell.

6. With respect to the first paragraph after your bullet list, we are unclear why companies that have engaged in exempt transactions are necessarily shell companies. Further, we are unclear why all shell companies are in search of a suitable acquisition. As noted above, a shell may have a specific business plan.

7. Please tell us the basis for the statement that, following the combination of a SPAC with a private operating company, the private operating company management rarely retain control.

8. Under "Our company distinguished" please explain why a public shell's outstanding stock may be lawfully resold by its current shareholders. In this regard, a blank check company may register under the Exchange Act and become "public" in that sense, although its securities may be subject to the Division's letter to NASD-Regulation, which requires outstanding securities to be registered for resale.

Management, page 24

9. We have considered your response to comment number 21 of our letter dated June 13, 2007. Please tell us why Ms. Fonner's position with Tamboril, which predates the filing of the bankruptcy petition does not trigger the disclosure requirement under Item 401(f) of Regulation C.

    To determine whether Mega-C Power Corporation ("Mega-C Trust")is the same as Mega-C Corporation ("Mega-C") for purposes of Item 401(f)(1), describe the purpose or business of Mega-C Trust and Mega-C. Also, explain the relationship between them.

    In addition, explain the difference between Mega-C Power Corporation and Mega-C Trust.

10. We note your response to prior comment number 28 of our letter dated June 13, 2007. Please explain why you have stated that "the transferees of founders' shares will have the right to cancel their contracts with the Company at any time prior to the acquisition (our emphasis)." We note that the founders, not the Company, are selling the shares.

Part II
Exhibits

11. Please ensure that you file an executed copy of the Rule 419 escrow agreement between the registrant and Wells Fargo Bank, N.A. Also, ensure that it contains the provisions of paragraphs (b)(2), (b)(3) and (e)(3) of Rule 419.

Closing Comments

    As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Blaise Rhodes at (202) 551-3774 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 with other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Emerging Growth Companies

cc: Quentin Faust, Esq.
        By facsimile to 214-659-4828